Board proposals regarding the assorted items on the Agenda for the General Ordinary and Extraordinary Shareholders’ Meeting called for April 7, 2026.

The President informs that article 70 of the Argentine Capital Markets Law No. 26.831 establishes that the Board of Directors must put forward to the Shareholders their proposals regarding the items to be dealt with at the General Ordinary and Extraordinary Shareholders’ Meeting. Consequently:

1.	Regarding the first item of the agenda, namely, “Appointment of shareholders to approve and sign the Meeting minutes,” the Board of Directors, by unanimous vote and pursuant to article 73 of the Argentine Corporation Law No. 19.550, proposed that the Shareholders’ Meeting appoint the representatives of JP Morgan and the Sustainability Guaranty Fund under the charge of the Social Security Office (Administración Nacional de la Seguridad Social - ANSES) to sign the minutes.

2.	Regarding the second item on the agenda, namely, “Consideration of the Company’s Balance Sheet, Statement of Comprehensive Income, Statement of Changes in Shareholders’ Equity, Statement of Cash Flows, Notes, Independent Auditor’s Report, Supervisory Committee’s Report, Annual Report and Report on Compliance with the Corporate Governance Code, Management’s Discussion and Analysis required by the Regulations of the Argentine Securities Commission and the additional information required by the applicable rules, all for the fiscal year ended December 31, 2025,” it is informed that the Board of Directors considered and approved the Financial Statements and supplementary documents and, as a consequence, proposes the approval of the documents mentioned above.

3.	Regarding the third item on the agenda, namely, “Consideration of the results for the year and allocation thereof (upon dealing with this item, the Meeting will qualify as an Extraordinary Shareholders’ Meeting in accordance with Article 70 of the Argentine Corporations Law No 19.550),” it was informed that the fiscal year recorded a profit of Ps. 495,789 million which, in addition to the currency exchange differences allocated to the unallocated results amounting Ps. 15,742 million, the retained earnings amounted to a gain of Ps. 511,531 million as of December 31, 2025. Consequently, the Board unanimously decided to propose to the shareholders’ meeting that the sum of Ps. 511,531 million be allocated to set up a voluntary reserve.

Likewise, it is informed that the Company does not expect to declare dividends. Thus, the Company shall retain all the funds to allocate them to and/or have them available for:

i.	Driving our businesses’ operation and expansion through key investments, both ordinary and extraordinary. This includes continued oil and gas exploration and production in Vaca Muerta, particularly in Rincón de Aranda, as well as equity commitments in the projects we are part of;

ii.	Maximizing investment opportunities that can foster significant growth, business expansion and generation of strategic synergies;
iii.	Taking the necessary measures to safeguard the Company shareholders’ interests and investment value given the current market volatility scenario.

All of this is in line with the Company’s Dividend Policy.

4.	Regarding the fourth item on the agenda, namely, “Consideration of the Directors and Supervisory Committee’s performance for the fiscal year ended December 31, 2025.” the Board of Directors abstained from making any proposal to avoid a potential conflict of interests concerning the approval of the performance of their duties. As for the performance of duties of the Supervisory Committee, the Board of Directors unanimously proposed that the Shareholders’ Meeting approve it.

5.	Regarding the fifth item on the agenda, namely, “Consideration of the Director’s fees for the fiscal year ended December 31, 2025, within the 5% legal limit in relation to profits in accordance with Article 261 of Argentine Law No. 19,550 and the regulations of the Argentine Comisión Nacional de Valores and the Supervisory Committee’s fees for the fiscal year ended December 31, 2025”, it is informed that the Shareholders’ Meeting held on April 7, 2025, authorized the payment of advance fees to the directors and the members of the Supervisor Committee until the date of the Shareholders’ Meeting that shall deal with the financial statements as of December 31, 2025.

In view of the aforementioned, the Board of Directors unanimously proposed that the Shareholders’ Meeting: (i) approve the fees payable to the Board of Directors in the amount of Ps. 23,903,619,060.12 for the fiscal year ended on December 31, 2025; (ii) approve the fees payable to the Supervisory Committee in the amount of Ps. 94,472,856 for the fiscal year ended on December 31, 2025; and (iii) authorize for the advance payment of fees to members of the Board of Directors and the de Supervisory Committee until the date of the Shareholders’ Meeting that shall consider the financial statements as of December 31, 2026.

Regarding the proposed fees for the Board of Directors for the fiscal year ended December 31, 2025, the following details are provided:

(i) Honorariums: the amount paid during the fiscal year ended December 31, 2025, totals Ps. 269,606,059, which was paid as advances pursuant to the approval of the Ordinary and Extraordinary General Shareholders’ Meeting held on April 7, 2025.

(ii) Fees for technical-administrative functions include:

a. Salary, along with all associated benefits and the Stock Compensation Plan approved by the Board of Directors on February 8, 2017, exclusively for those directors who are beneficiaries of such plan, for a total amount of $ 6,318,125,105.12, which has already been paid; and

b. The Executive Compensation Plan approved by the Board of Directors on June 2, 2017, is to be paid in 2026 in the amount of Ps. 17,315,887,896.

The Stock Compensation Plan and the Executive Compensation Plan aim to align the interests of key personnel and senior executives, respectively, with value creation for the Company and shareholders.

The Executive Compensation Plan is calculated as a percentage of the Company’s market value appreciation, considering the average market value achieved by the Company during the last 30 trading days of each fiscal year. In this way, the incentive is only earned to the extent that the shareholders of the Company have seen an increase in the value of their shares.

The annual payment is capped at 1.5% of the EBITDA for the year, which prevents the amount payable by the Company from becoming overly burdensome in years when the Company’s market capitalization increases significantly, but the Company’s profits do not grow at the same magnitude. The amount not paid to the Executives due to exceeding the aforementioned EBITDA cap will remain as a credit in favor of the beneficiaries, which will be paid in subsequent fiscal years, always considering the mentioned EBITDA cap.

The Board of Directors considers that the fees assigned to its members during the fiscal year are appropriate and reasonable, considering market remuneration at the local level, the particular circumstances of the Company, the responsibilities assumed by the individuals, the time dedicated to their roles, their competence, and professional reputation; and

All of the above has been analyzed and evaluated by the Company’s Remuneration Committee, with no objections raised by such Committee regarding the proposed amount.

6.	Regarding the sixth item on the agenda namely, “Consideration of fees payable to the Independent Auditor,” the Board of Directors proposed, by unanimous vote, that the Shareholders’ Meeting approve fees payable to the certifying accountant for work performed in the fiscal year ended December 31, 2025, for Ps. 1,560,058,558, including fees for the SOX 404 certification, required by the U.S. Securities and Exchange Commission.

7.	Regarding the seventh item on the agenda, namely, “Appointment of Regular and Alternate Directors,” first of all, the Board of Directors would like to highlight that (i) on December 31, 2025, the mandates of the regular directors Gustavo Mariani, Ricardo Alejandro Torres and Silvana Wasersztrom, and the alternate directors María Agustina Montes and Horacio Jorge Tomás Turri, expired; it is necessary to renew the expired positions and replace the resigning director.

In this regard, the Board of Directors proposed, by unanimous vote, that the Shareholders’ Meeting approve:

(i) the re-election of Messrs. Gustavo Mariani and Ricardo Alejandro Torres as regular directors and Mrs. María Agustina Montes and Mr. Horacio Jorge Tomás Turri as alternate directors, maintaining the non-independent status;

(ii) the appointment of Mr. Nicolás Agustin as independent regular director in replacement of Mrs. Silvana Wasersztrom; and

(iii) these appointments have a duration of 3 years until December 31, 2028.

Furthermore, the Board expresses that, upon approval of the proposed appointments, the Company will maintain a Board where the majority of all its members are women, achieving unprecedented gender equality in the securities market of the Argentine Republic. With this, Pampa will be at the forefront of implementing various gender policies promoted by multiple government agencies of the Argentine Republic, including the CNV, as well as the United Nations Sustainable Development Agenda, with gender equality being one of its objectives. Additionally, the Board continues to be composed of the same number of independent members (50%), who, with their diverse business perspectives based on their different professions, add significant value to Pampa, particularly through their interactions with the executive directors, who maintain continuous contact with the various areas of the Company and its daily operations. This convergence provides the Board with a comprehensive view of the business and constant updates on relevant matters.

Mr. Gabriel Spizgiel has the floor, in his capacity as member of the Company’s Nominations Committee, and informs that such committee has evaluated the candidates to be proposed to the Shareholders’ Meeting and, considering the independence, diversity, age, skills, experience, knowledge of the company business and industry factors, the referred Committee had no objections to such candidates. Likewise, Pampa will upload a brief biographical description of the proposed directors on its institutional website

8.	Regarding the eight item on the agenda, namely, “Appointment of Regular Independent Auditor and Alternate Independent Auditor who shall render an opinion on the financial statements for the fiscal year started on January 1, 2026,” the Board of Directors proposed, by unanimous vote, that the Shareholders’ Meeting appoint Price Waterhouse & Co. S.R.L., member of PriceWaterhouseCoopers, appointing Mr. Juan Manuel Gallego Tinto as certifying accountant, and Mr. Marcelo de Nicola as alternate certifying accountants for the fiscal year ended December 31, 2026.

9.	Regarding the ninth item on the agenda, namely, “Determination of fees payable to the Regular Independent Auditor and Alternate Independent Auditor who shall render an opinion on the financial statements for the fiscal year commenced on January 1, 2026”, the Board of Directors proposed, by unanimous vote, that the Shareholders’ Meeting postpone the resolution regarding the approval of fees payable to the independent auditor for the fiscal year ending December 31, 2026, until the next annual Shareholders’ Meetings.

10.	Regarding the tenth item on the agenda, namely, “Consideration of allocation of a budgetary item for the operation of the Audit Committee,” the Board of Directors proposed, by unanimous vote, to the Shareholders’ Meeting pursuant to article 110 of Capital Markets Law that the Audit Committee’s budget for the fiscal year 2026 amounts to Ps. 27,300,000.

11.	Regarding the eleventh item on the agenda, namely “Consideration of the extension of the term of validity of the global note program for the issuance of convertible and non-convertible obligaciones negociables (the “Program”) for an aggregate amount of up to US$2,100,000,000 (or its equivalent in other currencies or units of value) (the “Program”). Delegation of Powers,” and in anticipation of the expiration of the Program’s term of validity, which is scheduled to occur on December 9, 2026 (the “Program Expiration Date”), the Board of Directors unanimously resolves to propose to the Shareholders’ Meeting to: (i) extend the term of validity of the currently effective Program for an additional period of five (5) years (or for such longer period as may be permitted by applicable regulations in the future), counted as from the Program Expiration Date, once approval has been obtained from the National Securities Commission (Comisión Nacional de Valores, the “CNV”), or as from the date notified by the CNV; and (ii) delegate to the Board of Directors, for the same period, the broadest powers, without the need for subsequent ratification by the shareholders’ meeting, to: (a) determine all the terms and conditions of the Program (including, without limitation, timing, price, form and conditions of payment, currency, and use of proceeds) and of the different classes and/or series of negotiable obligations to be issued thereunder, including the authority to amend the terms and conditions approved by the shareholders’ meeting to the extent permitted by applicable law; (b) approve, execute, grant and/or enter into any agreement, contract, document, instrument and/or security related to the Program, the renewal or extension of the terms and validity thereof, and/or the issuance of the different classes and/or series of negotiable obligations thereunder, including, without limitation, any prospectus, supplement, underwriting agreement, placement agreement, instrument or placement covenant with an intermediary agent, and to carry out all filings and representations, as well as any applications, proceedings and/or formalities required before regulatory authorities, and to incorporate any amendments that may be required, particularly to comply with the requirements of the CNV, Bolsas y Mercados Argentinos S.A., A3 Mercados S.A., the Securities and Exchange Commission, or any other stock exchanges or securities markets, as may be determined from time to time by the Board of Directors or by the persons authorized by the Board of Directors in connection with the Program and/or the negotiable obligations issued thereunder; and (c) sub-delegate to one or more of its members and/or to one or more persons as it may deem appropriate, all of the powers and authorizations referred to in items (a) and (b) above. It is hereby stated that the powers enumerated herein are merely illustrative and not limited, for the purpose of authorizing the sub-delegates to carry out all acts and proceedings that are directly or indirectly related to the matters considered under this item of the Agenda.

12.	Regarding the twelfth item on the agenda, namely, “Consideration of the reduction of the share capital and the consequent cancellation of shares held by the Company and its subsidiaries as of the business day immediately prior to the date of the Shareholders’ Meeting (for the consideration of this item, the Shareholders’ Meeting shall be held on an Extraordinary basis),” the Board of Directors unanimously resolves to propose to the Shareholders’ Meeting that it approve the reduction of the share capital and the consequent cancellation of those shares held by the Company and its subsidiaries as of the business day immediately prior to the date of the Shareholders’ Meeting. For informational purposes, as of the date hereof, the Company indirectly holds 19,920,279 shares, representing 1.46% of the Company’s share capital.

13.	Regarding the thirteenth item on the agenda, namely, “Grant of authorizations to carry out the proceedings and filings necessary to obtain the relevant registrations,” the Board of Directors proposed, by unanimous vote, that the Shareholders’ Meeting grant the relevant authorizations to María Carolina Sigwald, Gerardo Carlos Paz, María Agustina Montes, Maite Zornoza, Juan Manuel Recio, Camila Mindlin, , Diego Alexi Vaca Diez Eguez, Sabrina Bossi, Luis Agustín León Longombardo, María José Maure Bruno, María Victoria Ritondale, Delfina Peralta Ramon, Martín Ezequiel Gardella, Sofia Lara Pellizzaro Arena, Inés María Bellucci, Fabiana Marcela Vidal, Fernando Nicolás Villarruel, Rodolfo María Peralta, Mauricio Penta, Martín García Arango, Fernando Rizzi, and/or Vanesa Russo to register the resolutions adopted by the Shareholders’ Meeting and to carry out such other dealings as may be necessary before the relevant entities.